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World Gold Council Unearthed Podcast Transcript

Unearthed: Gold ETFs 101 – Myths, Mechanics, and Market Access

featuring Amanda Krichman

Joe Cavatoni (00:07):

Welcome to Unearthed, where we unearth all the golden insights about the industry. I'm Joe Cavatoni.

John Reade (00:13):

And I'm John Reade.

Joe Cavatoni (00:14):

And we are your senior market strategists from the World Gold Council. Today we're thrilled to be joined by our colleague, Amanda Krichman, who is our Chief Operating Officer for the Funds Complex at the World Gold Council. We're going to unpack and unearth a little bit about ETFs 101 and also bust some of those myths that you might be hearing about the ETF market. Amanda, thanks for joining us on Unearthed.

Amanda Krichman (00:37):

Thanks for having me.

John Reade (00:38):

So Amanda, tell me a little bit about yourself and your role at the World Gold Council.

Amanda Krichman (00:43):

Sure. So as COO of Funds at the World Gold Council, I serve as the principal financial and accounting officer of the sponsor entities of our market-leading products, GLD and GLDM. With that, I oversee the daily operations of the funds, manage our regulatory and compliance items, lead any strategic initiatives, and manage our key relationships with our key service providers.

Joe Cavatoni (01:08):

20 years ago, the World Gold Council worked with State Street to bring us the products. Tell us a little bit about that.

Amanda Krichman (01:12):

So 20 years ago, the SPDR Gold Shares was launched, which is known as GLD, in partnership with State Street. State Street and WGC worked together to launch GLD. State Street serves as the distributor and marketing agent.

Joe Cavatoni (01:26):

Why don't you talk to us a little bit about the basic operational procedures and best practices in the ETF market?

Amanda Krichman (01:32):

Yeah. So an ETF, or as it's known, an exchange-traded fund, pulls assets from many different investors and gives them an easy option to buy into a diversified product. So, they'll buy shares of this product, which will allow them to get access to many different underlying investments. Could be any sort of security. In a gold backed ETF case, it's a physical gold bar that's underlying the value there.

John Reade (01:57):

So Amanda, what sort of clients buy gold ETFs? How do they make use of ETFs in their portfolio?

Amanda Krichman (02:05):

So, investors will buy shares of the gold ETF to gain investment access into gold. It'll be for many different types of investors that can buy and purchase these shares that are sold on a secondary exchange. They buy a share of that ETF to gain access to a portion of that underlying investment, an equal pro rata slice of the ETF. In this case for a gold ETF, it's an equal share of the underlying gold bars that are withheld within the fund.

John Reade (02:34):

So Amanda, what sort of investors own and trade these exchange traded funds? Is it just retail? Is it institutional? How does it work?

Amanda Krichman (02:44):

So it's both retail and institutional investors that will trade these products on the secondary market to gain investment access into gold. There are others called APs, or authorized participants, who are doing the creation and redemption mechanism within the primary market to create these shares to have them available on the secondary market or traded on the exchange, such as the New York Stock Exchange.

John Reade (03:08):

So let's talk a little bit more about these authorized participants and how they act in the market differently from retail and institutional investors.

Amanda Krichman (03:16):

Yep. So authorized participants, also called APs, are the only ones who can create and redeem actual shares of an ETF. This is different than how the mechanism for, say example, a mutual fund works. So the APs are listed within the fund's prospectus, that's their offering dock, and that's publicly available for investors to see. Authorized participants will deliver a basket of underlying securities that's set by the ETF on a daily basis. They'll deliver those securities, whether it's stocks, bonds, or gold to the custodian, and then the custodian will release the shares of that ETF, that set determined amount for that basket to the authorized participant. The authorized participant will do that to make sure that there's the correct equilibrium within the secondary market.

(04:03):

The secondary market is where the investors are trading the fund on the exchange. So that's where the shares are traded. And to make sure that there's the right balance, the authorized participants will do creations or redemptions to allow for equilibrium and get the correct share price for the underlying investors.

Joe Cavatoni (04:20):

So simply put, if I'm an investor, whether it's a retail investor or an institutional investor, I really need to just worry about one thing, which is going to my normal place of buying and selling stock and putting my order in at that point. Now, what kind of order do I put in? Do I put it in in ounces or do I put it in in dollars? How does that work from an investor's perspective?

Amanda Krichman (04:40):

From an investor perspective, they'd be choosing the number of shares that they want to buy, or a dollar perspective. So you would buy whole shares, which represent a fraction of the underlying ETF and a fraction of the underlying holdings. Again, that's a pro rata slice, so every share is going to represent the same amount of gold for each ETF depending on what that ETF has determined is their underlying share amount. So, you would go in and purchase the amount of shares that you would be looking to do for your investment.

Joe Cavatoni (05:09):

It's as simple as that, right?

Amanda Krichman (05:11):

Very simple.

Joe Cavatoni (05:12):

Excellent. Now, you talked about an AP delivering gold into the product. Can you talk a little bit more specific about that? Because my understanding is there's some mechanics that are really important to take place at that moment.

Amanda Krichman (05:24):

There are. So for a few things to happen, there's a lot of checks and balances to ensure that everything is taking place for those creations or redemptions. So when an authorized participant is doing a creation, they'll physically deliver that gold to the custodian, so the underlying gold bars at that set amount per basket. Once the custodian confirms that all that gold is there, then the trustee or the admin of the fund can release those shares to that authorized participant. They won't be releasing those shares until that gold is sitting within the allocated account at the funds.

Joe Cavatoni (05:58):

Great allocated versus unallocated or in any other form, it's literally the ownership of the funds at that point, correct?

Amanda Krichman (06:05):

Correct. So once it's in that allocated account, that sits with the funds and that's what they're owning and everything will always sit within that allocated account.

Joe Cavatoni (06:13):

Now you talked about the equilibrium in the market. So is it exactly the reverse of that process if someone says it's time to redeem?

Amanda Krichman (06:21):

That's right. So the authorized participant will go into the secondary market, buy up shares that are there that aren't being sold, and they'll deliver that to the administrator of the ETF. So they'll deliver that set amount per basket, and then only once those shares are delivered back to the ETF will that gold then be given back to the authorized participant for that redemption. Again, that gold won't move out of the allocated account until that share is delivered back to the ETF.

John Reade (06:52):

So this creation and redemption mechanism is the way that the price of GLD that's trading in the secondary market never drifts very far away from its underlying net asset value. Is that correct?

Amanda Krichman (07:04):

That's right. So you might be wondering, how do these authorized participants make money? It's based on the arbitrage of how that's trading in the secondary market. And to help keep the price as close as possible, less expensive to the underlying value of the gold per share.

(07:20):

So, how does that work? Let's say for example, there's too many shares out in the marketplace and not enough demand. So we have an excess surplus of shares, which means the shares are going to trade at a discount. Think like any pair of pants or shirt that you're looking to buy, if they've overproduced and not many people are looking to buy it, it's going to go on sale so that people will buy those pants or that shirt. So same thing in an example here. Let's say the underlying value per share of gold is $100 and there's too many shares out in the marketplace. That share will start trading at $99 because there's an excess supply.

(07:59):

So, the authorized participant will go in and redeem all of those shares or redeem enough of the surplus and sell them back to the fund. So, the authorized participant will deliver those shares that they've paid $99 for back to the fund and the custodian will give them back that gold that's worth $100 per share. The authorized participant then has all that gold that they've basically bought at a discount and can go and sell that in the OTC market. And now the equilibrium in the secondary market is going to go back on par because there's the correct amount of supply for the demand of shares.

Joe Cavatoni (08:36):

So the secondary market buyers and sellers are meeting all day. The imbalance is potentially redeemed. But that sounds like it doesn't come free to the APs. Is that the right way to think about it? Is it that easy or does it come with risk?

Amanda Krichman (08:51):

Well, there's risk as far as being able to, let's say, they're creating shares, they'll have to go out and buy gold within the OTC market and make sure that that supply is there and available for them to be able to deliver that back to the custodians. So again, remember, the shares won't be released to the authorized participant unless the gold is there in hand at the custodian. So that's a risk there on their part. But again, they have the opportunity to make money based off of these trades and there are multiple authorized participants per fund. So there's a way for them to win business and make these trades and have the correct equilibrium out there.

John Reade (09:29):

So there were lots of different ETFs out there in the United States. Has what we've been talking about, does it apply to them all equally more or less?

Amanda Krichman (09:40):

Yes. They're all largely the same in the US market. Really the only differences are the fees, the costs associated with running them, which is set by the sponsor of those ETFs, and then the price of the share. The price of the share is set at the onset of launch from the ETF provider. So it just means that there's different amounts of gold backing per share.

Joe Cavatoni (10:02):

So Amanda, this is really interesting and actually one of the things that we often hear in the market, when you talk about the structures being relatively similar, is that there's a question over whether the gold is physically in the products or not. How would you address that question for our audience?

Amanda Krichman (10:19):

Well first I'd say, I've seen it with my own eyes, for the two products that we work on with GLD and GLDM, the gold is there. Like I mentioned previously, the shares of the fund won't be released until the physical gold bars are delivered and allocated within the accounts for each of the ETFs. Each ETF also publicly displays their bar list on a daily basis. You can see within that bar list all the details about each individual bar that's held within the trust for that day.

(10:53):

In addition to that, many ETF providers will do inspections or counts. For example, GLD and GLDM do a partial count and a full count every year, hired by a third party inspector to go and do these counts for us. The vaults also do their own regular inspections and counts for all of their clients and all of the underlying holdings within the vaults.

John Reade (11:15):

Another question that comes up from time to time. Is the gold that stands behind the ETFs, is that ever lent out?

Amanda Krichman (11:25):

Never. That's never lent out. Once it's in the allocated account, it's allocated to the trust. So no gold that's allocated to any of the trusts would be lent out for any particular reason at all.

Joe Cavatoni (11:37):

When it comes to the type of gold that's held by the exchange traded funds, why don't you talk us through the simplicity of what you've got and how investors should understand that?

Amanda Krichman (11:46):

Simply speaking, the US ETFs will be accepting LBMA good delivery 400 ounce bars. So they're all meeting the same specific regulations that are required to be considered LBMA good delivery. Those bars are checked by the custodian. They're confirming that everything being delivered by the APs do meet the good delivery standards.

Joe Cavatoni (12:06):

So they're managing that process for you, the custodians are. Is that correct?

Amanda Krichman (12:11):

That's right. The funds are considered passive funds, so no one at any of the sponsor companies would be checking those bars themselves to ensure that everything is happening. It's all on the custodians to ensure that that's good delivery standards.

Joe Cavatoni (12:25):

So what kind of gold is held by the product and actually how is that list of what's good managed?

Amanda Krichman (12:32):

So 400 ounce bars are held by the products in the US market and to be determined good, it must be on the LBMA good delivery list, and that's published publicly for investors and custodians to be able to see and see and understand what's required. So the custodians ensure that the bars coming in for creations that are being delivered to their vault are on the good delivery list and check off all of the standards. No one at the sponsors are doing that confirmation. It's a passively managed fund. So that's on the custodians and that's their job to ensure everything coming in meets the good delivery standards.

Joe Cavatoni (13:10):

You've mentioned cost a few times. The fund itself has a management fee, but when people look at buying physical gold, they think about all the individual costs. Why don't you talk to us about how the ETF handles that for clients?

Amanda Krichman (13:24):

Sure. So the ETF will have a unitary fee, so one singular fee that the sponsor will take in. And it's up to the sponsor entities to then manage the costs underlying that for the ETF. So there's many things that contribute to that cost that investors might want to consider if they were looking to purchase gold on their own versus shares of an ETF. So, some of those costs associated with the ETF are costs for vaulting, costs for inspection, insurance, and other costs to ensure that the day-to-day operations of the funds are taking place, such as audits, whether it's regulatory, or the physical audit of the gold. These are things that investors should consider when considering buying shares of an ETF versus actual physical gold on their own because there's a lot of costs associated that they'd have to consider. Buying shares are simple, convenient, and easy way for investor to gain access to that.

Joe Cavatoni (14:19):

Sounds like it's an easy way for somebody to just outsource the whole thing to someone like you and the fund to handle it for them?

Amanda Krichman (14:26):

Exactly.

John Reade (14:27):

So Amanda, from time to time I hear about gold held in sub-custody accounts at the funds. What's that about and how does it happen?

Amanda Krichman (14:36):

Sure. Simply put, a custodian will delegate some of their responsibilities to a sub-custodian. Most likely that would be for capacity or sourcing constraints. The reason that might happen is, for example, if the gold price increases pretty rapidly and authorized participants are doing a lot of creations for different ETFs out there, they'll need help sourcing some of that gold and a sub-custodian would be able to step in and help with that sourcing of the gold.

(15:03):

This is still all following all the same regulations that the custodians are following. All of the same processes are taking place. Also, once that gold is allocated at the sub-custodian, it's still part of our allocated account for that ETF and it still sits within the trust and is part of that underlying trust gold.

John Reade (15:24):

So Amanda, to summarize, the gold is there. It's in allocated accounts. We've seen it. You've seen it. Other colleagues at the World Gold Council have seen it. We appoint independent inspectors to count it, all of the gold once a year and partial count as well once a year too. Could it be any more secure than this?

Amanda Krichman (15:53):

No. In fact, the custodians are also doing their own count of their client's golds and it sits at undisclosed locations. The vaults' locations are very secure with a lot of security measures taken to actually get into those vaults.

Joe Cavatoni (16:09):

Well, Amanda, that's been super helpful and very enlightening in terms of giving us the details of both 101 and also busting a few of the myths on the ETF market itself. We usually move now at this part of the podcast to our fun fact, and what we'd like to do is give you the floor first to give us your fun fact on gold.

Amanda Krichman (16:28):

Sure. I think my fun fact is the vast use cases of gold. Personally, I think initially of just investment or jewelry. Obviously it spans broader than that into technology, but also into the medical field. Not just from a technology perspective, but nanoparticles of gold are used in vaccines, which I thought was very interesting and unique way to help move the medical field along using gold. And to that, it's actually also edible in small parts. So, as long as the gold is not with any other cooked goods, such as in a gold flake, you can actually eat that and digest and it never expires.

Joe Cavatoni (17:12):

It kind of gives a whole new theme to consuming gold, doesn't it?

Amanda Krichman (17:15):

It does.

Joe Cavatoni (17:17):

So my fun fact takes us to California during the Gold Rush. And we know that people like Levi Strauss made fortunes off of what he did selling jeans and garments to the gold mining industry, but a lot of people don't realize that even those offering laundry services, and there's a story of an individual who ran a laundromat and cleaning garments, shirts and pants and items like that, he was able to accumulate vast quantities of gold dust from the cleaning process and a massive fortune to set himself up for life.

Amanda Krichman (17:48):

It's a lot more difficult than buying a share of an ETF.

Joe Cavatoni (17:51):

Sure is.

John Reade (17:52):

We've been doing these podcasts for some time now and I ran out of fun facts that I knew myself. So consulting the internet, I was rather amused to find out that the literal translation of the Aztec name for gold, which I'm not even going to try and pronounce, comes to be the excrement of the gods.

Amanda Krichman (18:16):

It's very unique.

Joe Cavatoni (18:17):

Amanda, thanks for joining us and unearthing all the information that we need to know about gold-backed ETFs. And thank you for joining us on our program. You can find Unearthed where you find all of your podcasts or you can find it at gold.org. Thanks again for joining us and we'll see you next time.

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